Mail Stop 3561

April 4, 2007

Mark Cowan, Chief Executive Officer
Bioethics, Ltd.
8092 South Juniper Court
South Weber, UT 84405

      Re: Bioethics, Ltd.
             Form 10-KSB for Fiscal Year Ended
             December 31, 2005
             File No. 033-55254-41

Dear Mr. Cowan:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

             Sincerely,

             Tia L. Jenkins
             Senior Assistant Chief Accountant
             Office of Emerging Growth
             Companies

cc: Eric L. Robinson, Esq.
        Fax: (801) 578-3552